Final Proxy Results - Mercury Total Return Bond Fund
1st Meeting Date: January 17, 2003
2nd Meeting Date: February 12, 2003

Record Date: November 22, 2002
As of: February 12, 2003

			Units Voted
		Votes Needed:
		67% of				Total Units
All Classes	Outstanding Shares	Total Units Voted	For	Against	Abstain	Voted
1) Reorganization between Mercury Total Return Bond Fund and ML Bond Fund-Core Bond Portfolio	9,659,678	3,289,464	4,069,869	133,668	706,111	4,909,648

Voting Requirements:
The Quorum consists one-third of the shares entitled to vote at the Meeting.

Proposal 1 requires the affirmative vote of stockholders voting together as a single class (which for this purpose and under the Investment Company Act means the lesser of (a) 67% of the shares represented at a meeting at which more than 50% of the outstanding shares are represented or (b) more then 50% of the outstanding shares).